Mail Stop 3561

September 15, 2009

James A. Clishem
Chief Executive Officer
Active Power, Inc.
2128 W. Braker Lane
BK 12
Austin, Texas

>   **Re: Active Power, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 28, 2009**
>   **File No. 333-161608**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 3, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 10, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed April 28, 2009**
>   **File No. 000-30939**

Dear Mr. Clishem:

We have reviewed your filings and have the following comments. Where indicated, we think you should amend your registration statement and Form 10-K in response to these comments. You should comply with the comments on the remaining filings in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply in future filings by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Exhibit 5.1 Opinion

1.   The legal opinion refers to the "Delaware General Corporation Law." Please have counsel confirm to us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results …, page 26

Executive Level Overview, page 26

2.   We note your use of non-GAAP financial measures gross profit margin before impairment, EBITDA and Adjusted EBITDA. Tell us how you considered Questions 8, 14 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and SAB Topic 14G to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

- a reconciliation to the most directly comparable GAAP measure.

In this regard, we believe you should revise your disclosures to comply with Item 10(e)(1) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures. Additionally, it is unclear why impairment and stock compensation should not be considered in assessing your performance as both appear to be recurring. Please remove or articulate how such charges will not continue.

Item 9A. Controls and Procedures, page 41

Effectiveness of Disclosure Controls and Procedures, page 41

3.   Please revise to disclose the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Consolidated Statements of Operations and Comprehensive Loss, page 54

4.   Please revise as appropriate to clarify whether or not cost of goods sold excludes depreciation expense. Refer to SAB Topic 11B.

Definitive Proxy Statement on Schedule 14A

Meetings and Committee of the Board, page 8

Audit Committee, page 8

5.   Please revise your citation for the definition of "audit committee financial expert," as this definition no longer appears in Item 401(h) of Regulation S-K and instead is set forth in Item 407(d)(5) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Setting Executive Compensation, page 17

6.   We note your disclosure under this heading and the heading "Role of Executive Officers in Compensation Decisions" on page 16 that you benchmark base salary, bonus and equity awards against data provided by Radford Surveys & Consulting. Please revise to identify the benchmarks and their components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you are unable to identify the companies, please disclose this fact and explain why. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Annual Bonus, page 18

7.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn an annual bonus. Please disclose the target amounts of your financial and operating goals and specify how much of each officer's target bonus award is tied to each metric. In this regard, we note your disclosure that these goals "included specific goals for revenue growth, operating profitability and maintaining product quality levels" as well as additional conditions "including building backlog to a certain level and promoting certain types of product revenue" or, in the case of sales executives, "achievement of an overall sales target for the executive's geographic area of responsibility, with adjustments for contribution margin targets." Also, we note that you do not disclose in your "Fiscal 2008 Grants of Plan-Based Awards" table threshold or maximum amounts associated with the annual bonus, although it appears based on the disclosure in the "Non-Equity Incentive Plan Compensation" column of your summary compensation table that you paid cash bonuses that were less than the targeted amount disclosed in your "Fiscal 2008 Grants of Plan-Based Awards" table. Please disclose the threshold and maximum amounts associated with these bonuses. Please also disclose the specific percentage of base salary of the annual bonus amount for each named executive officer.

        If you omitted target information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K

8.   Under this heading you disclose that the target award level was 100% of base salary for your chief executive officer; however, the target amount shown for your chief executive officer in the "Fiscal 2008 Grants of Plan-Based Awards" table exceeds the amount of his base salary reflected in the summary compensation table. Please revise or advise.

Option Exercises and Stock Vested, page 27

9.   Footnote 7 to your "Outstanding Equity Awards at Fiscal Year End" table appears to indicate that only one-third of the February 7, 2007 restricted stock grant to each of your named executive officers was scheduled to vest on February 8, 2008. However, your "Option Exercises and Stock Vested" table reflects half of these shares of restricted stock vested on February 7, 2008. Please revise, as appropriate, or advise.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 15

Evaluation of disclosure controls and procedures, page 15

10.   We note your disclosure that your "management, including [your] CEO and CFO, concluded that [your] disclosure controls and procedures were effective as of March 31, 2009 (the end of the period covered by this Quarterly Report on Form 10-Q) to ensure that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." We note similar disclosure in your Form 10-Q for the fiscal quarter ended June 30, 2009. In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * *

As appropriate, please amend your registration statement and Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments or other disclosure to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and under the Securities Exchange Act of 1934, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Derek L. Willis, Esq.
       Wilson Sonsini Goodrich & Rosati
            Professional Corporation
       Via Facsimile